UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                         ALTERMAN INVESTMENT FUND, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $2.50 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   021447 10 7
                                   -----------
                                 (CUSIP Number)


          Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree
          ------------------------------------------------------------
              Street, Atlanta, Georgia 30309-3400; (404) 873-8706
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                 April 4, 1988, April 11, 1988, January 14, 1993
                 -----------------------------------------------
                               and August 8, 1996
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 021447 10 7                                                Page 2 of 6


                                  SCHEDULE 13D

================================================================================
1   Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
        Malcolm Alterman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                    AF, 00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(E)                                                       [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                             Georgia
--------------------------------------------------------------------------------
    7  Sole Voting Power
                                                45,295
--------------------------------------------------------------------------------
    8  Shared Voting Power
                                                40,479*
--------------------------------------------------------------------------------
    9  Sole Dispositive Power
                                                45,295
--------------------------------------------------------------------------------
    10  Shared Dispositive Power
                                                40,479*
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                85,774*
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                 10.8%
--------------------------------------------------------------------------------
14  Type of Reporting Person
                                       IN
================================================================================
                       SEE INSTRUCTIONS BEFORE FILLING OUT



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CUSIP NO. 021447 10 7                                                Page 3 of 6


*        Includes   899  shares held as Trustee  for the estate of his  deceased wife. Includes 19,280 shares held as Co-Trustee of three trusts established under the will of Esther Alterman.

         Includes 20,300 shares held by Malcolm Alterman Limited Partnership (the "Partnership"). Mr. Alterman is a limited partner in the Partnership and a stockholder and the President of B.M.C. (Alterman), Inc., the general partner of the Partnership.



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CUSIP NO. 021447 10 7                                                Page 4 of 6


Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $2.50 par value, of Alterman Investment Fund, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at:

         Suite 104
         1218 West Paces Ferry Road, N.W.
         Atlanta, Georgia  30327

Item 2.  Identity and Background.

         (a)  (i)   Malcolm Alterman

              (ii)  Alterman Properties, Ltd.
                    3200 Professional Parkway, Suite 265
                    Atlanta, Georgia  30339

              (iii) General Partner and Manager,
                    Alterman Properties, Ltd. (See (b) above)

              (iv)  None

              (v)   None

              (vi)  United States


Item 3.  Source and Amount of Funds or Other Consideration.

         On April 4, 1988, Esther Alterman, the mother of Malcolm Alterman, Joanne A. Singer and Paula A. Kaplan, made a gift of 26,643 shares of Common Stock of the Company to the reporting person.

         On April 11, 1989, Esther Alterman made a gift of 4,100 shares of Common Stock of the Company to the reporting persons.

         On January 14, 1993, Esther Alterman made the following gifts of shares of Common Stock of the Company to trusts for the benefit of the reporting persons, as follows:

                  Malcolm Alterman                   6,427 shares
                  Joanne A. Singer                   6,427 shares
                  Paula A. Kaplan                    6,426 shares

         Malcolm Alterman, Joanne A. Singer and Paula A. Kaplan are the Co-Trustees of each of these trusts.




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CUSIP NO. 021447 10 7                                                Page 5 of 6


         On August 8, 1996, the reporting person transferred 20,300 shares to the Partnership as a capital contribution. This transfer was made for estate planning purposes.

Item 4.  Purpose of Transaction.

         The shares of Common Stock were received pursuant to gift and estate transactions, the purpose of which was to effect an intra-family distribution of wealth for estate planning purposes. See Item 3 above. The reporting person has no plans or proposals which relate to or would result in any of the occurrences listed in the instructions to Item 4 of Schedule 13D.

         On August 8, 1996, the reporting person transferred 20,300 shares to the Partnership as a capital contribution. This transfer was made for estate planning purposes.

Item 5.  Interest in Securities of the Issuer.

         (a)  and (b) See Items 7, 8, 9, 10, 11 and 13 of cover pages.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.



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CUSIP NO. 021447 10 7                                                Page 6 of 6

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Malcolm Alterman                              8-8-96
--------------------                              ------
Malcolm Alterman                                  Date






337696.1